

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Stanley Jacot, Jr.
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

> **Re: Arcadia Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 21, 2022**
> **File No. 333-264425**

Dear Mr. Jacot:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Pietsch